SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  ☑        Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  ☐         No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item	Page

Item 1. Press Release Announcing Claxson Interactive Group Inc.'s Renegotiations of its Chilean Syndicated Debt	3

Signatures	5

Item 1. Press Release Announcing Claxson Interactive Group Inc.'s Renegotiation of its Chilean Syndicated Debt

FOR IMMEDIATE RELEASE

CLAXSON RENEGOTIATES ITS CHILEAN SYNDICATED DEBT

Buenos Aires, December 19, 2002 – Claxson Interactive Group Inc. (“Claxson” or the “Company”) today announced it has completed negotiations with a syndicate of Chilean banks under its Chilean syndicated credit facility (“Syndicated Credit Facility.”) As of this date, the long-term portion of this debt will no longer be classified as short term debt on Claxson’s balance sheet.

On October 26, 2000, Iberoamerican Radio Holdings Uno Chile S.A. (“Radio Chile”), a Claxson subsidiary, obtained the Syndicated Credit Facility for a total amount of US$35.0 million, denominated in Chilean Pesos, of which US$18.2 million was outstanding as of September 30, 2002. As of the first quarter of 2002, Radio Chile was not in compliance with certain financial ratios required under the Syndicated Credit Facility, primarily due to the decrease in the value of the Chilean Peso against the U.S. Dollar in 2001.

The amended terms for the Syndicated Credit Facility include (i) modification of financial covenant ratios, (ii) extension of the term of the loan by one year to mature on May 5th 2006 and, as a result, a reduction of the quarterly amortization, (iii) increase in the interest rate by 25 basis points to the Tasa Activa Bancaria (“TAB” — the local Prime Rate) plus 2.75%. In addition, Claxson will be required to maintain a US$1.5 million deposit in a Chilean bank, and Chilevisión, Claxson’s broadcast television operation in Chile, will guarantee the Syndicated Credit Facility.

“This negotiation is one more step in meeting our commitment to improve Claxson’s financial position. Back in early November, we completed the exchange offer and consent solicitation related to Imagen Satelital’s Senior Notes, and today we regained compliance and negotiated new terms for our Chilean debt,” said Jose Antonio Ituarte, Chief Financial Officer, Claxson. “These steps are certainly in the right direction and we could have not achieved them without the support Radio Chile had from its bank syndicate.”

About Claxson

Claxson Interactive Group Inc. is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet.

Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)

Date: December 23, 2002	By:	/s/ Roberto Vivo-Chaneton

	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer

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